CUSIP NO. 92656G 10 8                                         Page 1 of 3 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D-A

                      UNDER SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 19)*

                           VIDEO JUKEBOX NETWORK, INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92656G 10 8
                                 (CUSIP Number)

                               John G. Igoe, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                            Palm Beach, Florida 33480
                                 (407) 833-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 8, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 92656G 10 8                                         Page 2 of 3 Pages

         This Amendment No. 19 ("Amendment") to the Statement on Schedule 13D dated July 7, 1993 (the "July 1993 Statement"), as amended by Amendment No. 1 thereto dated August 9, 1993 ("Amendment No. 1") and as amended by Amendment No. 2 thereto dated September 10, 1993 ("Amendment No. 2") and as amended by Amendment No. 3 thereto dated September 13, 1993 ("Amendment No. 3") and as amended by Amendment No. 4 thereto dated December 20, 1993 ("Amendment No. 4") and as amended by Amendment No. 5 thereto dated January 11, 1994 ("Amendment No. 5") and as amended by Amendment No. 6 thereto dated February 10, 1994 ("Amendment No. 6") and as amended by Amended by Amendment No. 7 thereto dated February 23, 1994 ("Amendment No. 7") and as amended by Amendment No. 8 thereto dated March 9, 1994 ("Amendment No. 8") and as amended by Amendment No. 9 thereto dated May 10, 1994 ("Amendment No. 9") and as amended by Amendment No. 10 thereto dated July 8, 1994 ("Amendment No. 10") and as amended by Amendment No. 11 thereto dated July 28, 1994 ("Amendment No. 11") and as amended by Amendment No. 12 thereto dated August 10, 1994 ("Amendment No. 12") and as amended by Amendment No. 13 thereto dated December 16, 1994 ("Amendment No. 13") and as amended by Amendment No. 14 thereto dated September 14, 1995 ("Amendment No. 14") and as amended by Amendment No 15 thereto dated January 30, 1996 ("Amendment No. 15") and as amended by Amendment No. 16 thereto dated May 22, 1996 ("Amendment No. 16") and as amended by Amendment No. 17 thereto dated June 12, 1996 ("Amendment No. 17") and as amended by Amendment No. 18 thereto dated June 25, 1996 ("Amendment No. 18") (the July 1993 Statement as amended by Amendment Nos. 1 through 18 is referred to as the "Original Statement"), is jointly filed by the persons listed on the execution pages hereof (the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 12.

         This Amendment is filed by the Reporting Persons subsequent to filing by CEA Investors Partnership II, Ltd., CEA Investors, Inc., and J. Patrick Michaels, Jr. ("Michaels") (the "CEA Group") of Amendment No. 1 dated July 7, 1993, to the Schedule 13D dated June 18, 1993 filed by the CEA Group. The CEA Group's Schedule 13D dated June 18, 1993 and its exhibits, as amended by Amendment No. 1 dated July 7, 1993 and its exhibits as well as the Original Statement and its exhibits are incorporated herein by reference. Capitalized terms not defined herein shall have the meanings defined in the Original Statement.

         Except as specifically modified, amended or supplemented by this Amendment all of the information in the Original Statement is hereby confirmed.

Item 6 of the Original Statement is amended and supplemented as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         A condition to the fulfillment of Liberty Media's obligations to complete the Proposed Transaction was obtaining approval of Liberty Media's Board of Directors. Management of Liberty Media has informed a representative of the proposed sellers that the Board of Directors of Liberty Media has not approved the Proposed Transaction. Accordingly, the Letter Agreement dated May 15, 1996 (as subsequently amended and supplemented by Letter Agreements dated June 7, 1996 and June 21, 1996) has been terminated.

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CUSIP NO. 92656G 10 8                                         Page 3 of 3 Pages


                                 SCHEDULE 13D-A


                                   SIGNATURES

      The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.


CEA INVESTORS PARTNERSHIP II, LTD., a           CEA INVESTORS, INC.,
Florida limited partnership                     a Florida corporation

By:   CEA Investors, Inc., General Partner      By: /S/ THOMAS W. CARDY
                                                   ---------------------
                                                As:  Vice President


By: /S/ THOMAS W. CARDY                         Dated:  July 9, 1996
    ---------------------------------------
As:   Vice President


Dated:  July 9, 1996
                                                STARNET/CEA II PARTNERS
                                                By: CEA Investors
                                                    Partnership II, Ltd.,
                                                    a Florida Limited
                                                    Partnership, its
                                                    General Partner

     /S/ J. PATRICK MICHAELS, JR.
- ---------------------------------
J. Patrick Michaels, Jr.                         By:  CEA Investors, Inc.,
                                                      General Partner

Dated:  July 9, 1996
                                                 By: /S/ THOMAS W. CARDY
                                                    --------------------
                                                 As:  Vice President

                                                 Dated: July 9, 1996